February 7, 2025

Ngai Chiu Wong
Chief Executive Officer
Gifts International Holdings Ltd
Unit A&B, 7/F., Fuk Chiu Factory Building
No.20 Bute Street
Mongkok, Kowloon
Hong Kong

       Re: Gifts International Holdings Ltd
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted January 28, 2025
           CIK No. 0002032274
Dear Ngai Chiu Wong:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 26, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted January 28, 2025
Management, page 107

1. Please reconcile your statement that your three independent director nominees "will
       serve...upon effectiveness of [y]our registration statement on Form F-1" with the disclosure that you will "have in place a board of directors that is majority independent" in advance of the public filing of this registration statement. We also note that the independent director nominees are identified on the signature page to the registration statement. If these director nominees will not be appointed until
 February 7, 2025
Page 2

       effectiveness of the registration statement, please also file their written consents as exhibits pursuant to Rule 438 under the Securities Act.
Description of Shares, page 118

2. Clarify whether there are any circumstances or events in which the conversion of the
       Class B Ordinary Shares is mandatory. Describe any sunset provisions that limit the lifespan of the high-vote Class B Ordinary Shares.
        Please contact Ta Tanisha Meadows at 202-551-3322 or Theresa Brillant at 202-551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Taylor Beech at 202-551-4515
with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:   Lawrence Venick